January 29, 2025

Edwin Kim

Matthew Derby

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	RAD Technologies Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed on January 8, 2025
File No. 024-12513

Dear Messrs. Kim and Derby:

We acknowledge receipt of the comments in the letter dated January 23, 2025 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement on Form 1-A of RAD Technologies Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Offering Statement on Form 1-A

Our Products, page 5

1.	We note your disclosure that “RAD has 600+ unique API based connections that connect data partners to our AI technology” and that RAD utilizes GPT and Gemini models. Please revise to clarify whether any specific data partners or third-party AI models represent a material portion of the data and AI functionality of RAD. In addition, include a materially complete discussion of the terms of any agreements with such third-party providers, or clarify whether you use them off-the-shelf and revise your risk factors as appropriate.

The Company notes that no data partner or third-party AI Model represents a material portion of the data or AI functionality of the Company. Furthermore, any such relationship contemplate normal, ordinary transactions with service providers in the market and (1) there are many other similar service providers the Company could turn to, and (2) are an minute part of what is delivered to customers.

The Company has revised its disclosure to reflect the same.

Plan of Distribution and Selling Shareholders

Dealmaker Services, page 31

2.	We reissue prior comment four regarding your registered broker-dealer, Dealmaker Securities, LLC. As noted in your response letter dated December 11, 2024, please revise to clarify that Dealmaker Securities is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933.

The Company has revised the Offering Circular on page 31 to clarify that Dealmaker Securities is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933.

Bonus Shares for Certain Investors (Up to 20%), page 32

3.	We note your response to prior comment 3 and reissue it in part. Your response indicates your belief that your test-the-waters materials and your reservation website at https://invest.radintel.ai/ complies with the conditions in Rule 255(b). We note that the disclaimer at the very bottom of https://invest.radintel.ai/ has not changed since our prior comment letter nor are we able to locate the legends you reference in your response letter or the URL link to your Preliminary Offering Circular. Please ensure your website at https://invest.radintel.ai/ and all other testing the waters materials meet each requirement of Rule 255(b).

The Company has updated its website and all testing the waters materials to meet each requirement of Rule 255(b). Specifically, the Company has updated the disclaimer at the very bottom of https://invest.radintel.ai/ and have updated the link to its Preliminary Offering Circular. The legends and URL link to the Preliminary Offering Circular can be found at the very bottom of the webpage.

General

4.	We note your response to prior comment 8 regarding the integration of your Reg. CF offering(s) and your Reg. A offering. We also note that your most recent Reg. CF offering terminated on November 14, 2024 per your response letter, thus you believe there are no integration issues under Rule 152. We further note that your Form C filed on August 21, 2024 references a termination date through April 30, 2025 or earlier, you filed a Form C-U on January 10, 2025, and your Reg. A Offering Statement was initially filed on September 27, 2024. There appears to be overlap in these two offerings. See Rules 152(c)(3) and 152(d)(3). Please advise us why you believe these two offerings should not be integrated. Further, please address the risk and consequences to you and investors should your Reg. CF and Reg. A offerings be integrated and consider disclosing the same in your filing.

The Company notes that there are multiple bases for its conclusion that the Company’s offering under Regulation A should not be integrated with the Company’s prior offering under Regulation Crowdfunding. Rule 152(b) under the Securities Act provides non-exclusive safe harbors from integration of registered and exempt offerings. Further, Rule 152(a) provides a general principle of integration that applies in the event that no safe harbor under Rule 152(b) applies.

Pursuant to Rule 152(a), in determining whether two or more offerings are to be treated as one for the purpose of registration or qualifying for an exemption from registration under the Securities Act, offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act, or that an exemption from registration is available for the particular offering. The Company believes that, consistent with Rule 152(a), each of the two offerings of its shares complies qualifies for an exemption from registration, specifically Regulation Crowdfunding and Regulation A. Further, Rule 152(a)(2) provides additional requirements for concurrent offerings where the two or more concurrent exempt offerings permit general solicitation, which includes offering under Regulation A and Regulation Crowdfunding. Specifically Rule 152(a)(2) states that “[f] or two or more concurrent exempt offerings permitting general solicitation, in addition to satisfying the requirements of the particular exemption relied on, general solicitation offering materials for one offering that includes information about the material terms of a concurrent offering under another exemption may constitute an offer of securities in such other offering, and therefore the offer must comply with all the requirements for, and restrictions on, offers under the exemption being relied on for such other offering, including any legend requirements and communications restrictions.” The Company notes that neither offering provided information about the material terms of the other offering. Specifically, in the Regulation A offering the discussion of the Regulation Crowdfunding offering was limited to a brief discussing in “Liquidity and Capital Resources” that it has an ongoing offering under Regulation Crowdfunding. The offering under Regulation Crowdfunding does not include discussion of the future offering under Regulation A, and so it would not be an offer under Regulation A.

Further, these two offerings satisfy the safe harbor set forth in Rule 152(b)(4) which provides that “offers and sales made in reliance on an exemption for which general solicitation is permitted will not be integrated if made subsequent to any terminated or completed offering.” Prior to qualification, offers may be made pursuant to Rule 255 of Regulation A, however no “offers and sales” can be made until the offering statement has been qualified. In this regard, the Company notes that preliminary offering statements under Regulation A and test the waters materials contain the required legends, which specifically provide “these securities may not be sold nor may offers to buy be accepted before the Offering Statement filed with the Commission is qualified. As a result, no sales in this offering under Regulation A have been made, and will only be made after the termination of the Regulation Crowdfunding offering, thereby complying with the Rule 152(b)(4) safe harbor. The Company further notes that for clarity for the termination date of the Regulation Crowdfunding offering was November 21, 2024, the date indicated by its Regulation Crowdfunding intermediary in a notice to investors delivered under Rule 304(b) of Regulation Crowdfunding.

We believe the staff at the Commission has historically followed this same analysis as well, as it has been established practice for companies to undertake offerings under Regulation Crowdfunding while a Regulation A offering is under review. The Company does not believe that Company’s prior offering under Regulation Crowdfunding will result in any harm to investors in the Company’s anticipated offering under Regulation A and that Company anticipated offering under Regulation A will result in any harm to the investors in the Company’s prior offering under Regulation Crowdfunding.

Regardless, the Company has amended its offering circular to include a risk factor regarding the potential ramifications if integration with its previous Regulation Crowdfunding offering is found to be warranted.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Technologies Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Jeremy Barnett, Chief Executive Officer, RAD Technologies Inc.